ATTORNEYS AT LAW 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 Main 720 566-4000 Fax 720 566-4099 www.cooley.com LAURA M. MEDINA (720) 566-4022 lmedina@cooley.com	Palo Alta, CA 650 843-5000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000 Washington, DC 202 842-7800
*FOIA Confidential Treatment Request*
Certain Confidential Information Contained In
This Document, Marked By Brackets, Has Been Omitted
And Filed Separately With The Securities And
Exchange Commission Pursuant To 17 CFR § 200.83
May 22, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Jeffrey P. Riedler

Re:	Replidyne, Inc.
Registration Statement on Form S-1
Filed on April 5, 2006
(File No. 333-133021)
Dear Mr. Riedler:
On behalf of Replidyne, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-133021 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 5, 2006.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 5, 2006, with respect to the Registration Statement. The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of the responses in this letter correspond to the page numbers of the Amendment.

May 22, 2006
Page Two
General
1.	Comment: We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

·Summary Financial Data	·The Option Grants Table
·Use Of Proceeds	·Shares Eligible For Future Sale
·Capitalization	·The Principal Stockholders Table
·Dilution	·Description of Capital Stock
Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a “red herring” prospectus.
Response: The Company acknowledges the Staff’s comment and will revise the Registration Statement accordingly in a future amendment prior to circulating a preliminary “red herring” prospectus. The Company confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.
2.	Comment: Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

Response: The Company acknowledges the Staff’s comment and confirms that it does not intend to use any graphic, photographic or artistic materials in the prospectus other than what is already in the prospectus.

3.	Comment: Comments on your application for confidential treatment will be provided in a separate letter when they are ready. Please note that we will not be in a position to accelerate effectiveness until all issues relating to your confidential treatment request have been resolved.

Response: The Company acknowledges the Staff’s comment and will await the Staff’s further response.

4.	Comment: In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the

2.

May 22, 2006
Page Three
forefront of the prospectus. Accordingly, please replace the jargon with an explanation in plain English. If you cannot convey these ideas without jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of the type of disclosure that need to be replaced:
•	Community antibiotic

•	Penem family

•	Novel class of selective inhibitors of methionyl tRNA synthetase

•	Proprietary bacterial DNA replication inhibitor technology

•	Beta-lactam class of antibiotics

•	S. aureus

•	C. difficile

•	Statistical non-inferiority

•	Community-acquired pneumonia

•	Prodrug form of the active moiety faropenem
Response: The Company has revised the disclosure throughout the Registration Statement in response to the Staff’s comment. In particular, the Company has rewritten parts of the forefront of the prospectus in plain English so that it can be more easily understood. With respect to certain of these terms which the Company believes could not be replaced by suitable alternatives to provide a clearer understanding to the reader, the Company has revised the disclosure to explain the meaning of the term the first time it is used. See pages 1, 2, 3, 62 and 63 of the prospectus.
5.	Comment: Throughout your document you have used a number of acronyms that are not likely to be familiar to your readers. The use of acronyms is a convenience for the writer, but it forces readers to learn a new vocabulary in order to understand the disclosure in your document. Please delete all of the acronyms except those which can be commonly found in general interest publications. Examples of acronyms that should be deleted include:
•	MRSA

•	CMS

•	CRO

•	NDA

•	IDSA

•	CDAD
Response: The Company acknowledges the Staff’s comment and has revised its disclosure throughout the Registration Statement in response to the Staff’s comment with respect to CMS, CRO, IDSA and CDAD.

3.

May 22, 2006
Page Four
However, the Company respectfully submits to the Staff that the terms MRSA and NDA are acronyms that can be commonly found in general interest publications. Each of these acronyms has been defined on page 1 of the Prospectus. Each of these acronyms is more commonly used than the full term to which they refer. Each of these acronyms is broadly used in the medical field and by biotechnology companies and is not a term that is specific only to the Company’s business. This view is well supported by internet and press searches with respect to the indicated acronyms, which searches generate significant use of the terms in a variety of forums and by a number of companies. Based on the common use of these acronyms, the Company respectfully submits that deletion of the acronyms would render the prospectus less accessible and represent a more significant obstacle to investors than use of the full term in lieu of the acronym. The Company has further confirmed that each of these acronyms is clearly explained where it is first used in each section of the Registration Statement.
Prospectus Summary page 1
6.	Comment: In the second paragraph under “Our Company” on page 1, you present statistical and market share information related to your proposed products. Please provide us with a copy of the document(s) containing the information you are relying on as support for these statements. Mark the copy of the document to show the location of each piece of information you are relying on. Provide similar factual support for all similar claims made throughout the registration statement. We may have additional comments after reviewing the supporting documents.

Response: With respect to the statistical and market share information related to the Company’s proposed products and similar claims made throughout the Registration Statement, the Company supplementally provides the Staff with copies of the portions of the industry data, reports and articles relied upon as sources for this information and has clearly marked each report to highlight the applicable section containing the statistic along with a cover table that cross-references to the appropriate location in the Registration Statement. The Company purchased a subscription from IMS Health for its pharmaceutical audit data on sales, prescriptions and market share for various therapeutic categories. The Company purchased from IMS Health its entire set of audit data for the anti-infective category. IMS Health supplies this data to the Company on a series of CD-ROMs that allow the user to create data queries. All of the industry data enclosed herewith in table format as sources for the statistical and market share information related to the Company’s proposed products are direct print-outs of the tables generated through queries of the data provided by IMS Health.

7.	Comment: Please revise your Summary to present a balanced summary of your company and financial condition. For example:

4.

May 22, 2006
Page Five
•	Disclose that you do not have any FDA approved products and have not recognized revenue from product sales;

•	Disclose your history of losses and quantify your losses for each of the last three years and in interim period;

•	Quantify your accumulated deficit; and

•	Balance the discussion of your strategy with an equally prominent discussion of the risks and obstacles you will encounter in implementing this strategy.
Response: The Prospectus Summary has been revised to disclose the specific risks associated with the Company’s business strategy at pages 3-4 under the heading “Risks Related to Our Business” in response to the Staff’s comment.
8.	Comment: Explain how your products are “novel.”

Response: Orapem (faropenem medoxomil) is a prodrug form of the parent drug faropenem and was initially discovered by Suntory Limited, now known as Daiichi Asubio. Daiichi Asubio received patent protection covering the faropenem medoxomil composition of matter and a process for making faropenem medoxomil and the Company has licensed from Daiichi Asubio the relevant U.S. patents and Canadian equivalents. If approved by the FDA, Orapem would represent the first new sub-class of beta-lactams (penems) to be introduced in oral form for community use in more than 30 years. Beta-lactams are the most widely used first-line therapy; however, over the years many bacteria have developed resistance to older beta-lactam antibiotics, specifically degradation by beta-lactamase enzymes. Penems are intrinsically able to resist degradation by beta-lactamase enzymes. Because Orapem is a first product in a new class of antibiotics, its introduction should not be burdened with the resistance issues at the levels associated with other existing antibiotics. As a result, the Company believes that Orapem has many novel aspects.

REP8839 is a synthetic antibiotic with a distinct mechanism of action from mupirocin and other marketed antibiotics with which it is expected to compete. Aminoacyl tRNA synthetases represent a promising platform for the potential development of new antibacterial agents having no cross-resistance to currently marketed antibiotics. REP8839 is a selective inhibitor of methionyl tRNA synthetase, or MetRS, a previously unexploited drug target and an aminoacyl tRNA synthetase. REP8839 showed potent antibacterial activity in vitro against important skin pathogens such as S. aureus and S. pyogenes and is more potent than mupirocin in vitro against these skin pathogens. The Company acquired worldwide rights to the methionyl tRNA synthetase inhibitor program from GlaxoSmithKline, plc, or GSK, in June 2003. The Company’s agreement with GSK included the assignment of patents and patent applications relating to small molecule MetRS inhibitors and the targets initially used to identify the inhibitors. The Company has filed additional patent applications directed to small molecule methionyl tRNA

5.

May 22, 2006
Page Six
synthetase, uses, production methods and the like. The Company has two issued U.S. patents that cover REP8839 and additional patent applications directed to REP8839 and combinations of REP8839 and mupirocin. As of March 31, 2006, the Company has eight issued U.S. patents, 10 pending U.S. patent applications and 23 pending foreign patent applications related to the REP8839 program. As a result, the Company believes that REP8839 has many novel aspects.
The Company has begun to file patent applications directed to compounds that inhibit DNA replication that have been identified through its in-house screening efforts. The Company also owns a portfolio of patents related to the DNA replication targets and drug screening methods to identify inhibitors of DNA replication. As of March 31, 2006, the Company has one issued U.S. patent, five pending U.S. patent applications and 14 pending foreign patent applications related to its bacterial DNA replication program. The Company is using its proprietary bacterial DNA replication inhibitor technology to develop products to treat bacterial infections. The Company believes that the distinct mechanism of action of its technology may reduce the risk that bacteria will develop resistance to drugs based on this technology. As a result, the Company believes that its proprietary bacterial DNA replication inhibitor technology has many novel aspects with respect to the development of potential anti-infective products.
Risk Factors — page 6
9.	Comment: We note that you submitted an NDA in December 2005 for Orapem for acute bacterial sinusitis, community-acquired pneumonia, acute exacerbation of chronic bronchitis and uncomplicated skin structure infections. Were all of the clinical trials supporting this NDA conducted by Bayer? If they were, please clarify this fact throughout the filing. Did you consider whether the fact that you were not involved in these clinical trials creates a risk?

Response: As stated on pages 7, 8, 63, 64 and 73 of the Prospectus, the clinical trials that support the Company’s NDA submitted in December 2005 for Orapem were conducted by Bayer when it was a previous licensee of Orapem from Daiichi Asubio. The Company’s discussion of such clinical trials throughout the Prospectus makes no assertion or implication that those trials were conducted by the Company. For these reasons, the Company respectfully submits that the fact that Bayer conducted all of the clinical trials supporting the NDA is sufficiently stated throughout the Prospectus. However, the Company has revised its disclosure on page 1 of the Prospectus, where reference to these clinical trials is first made, to highlight this point for investors. Finally, the Company did consider the risks associated with the fact that it was not involved in these trials and such risks are discussed on page 7 of the Prospectus.
We are dependent on the success of our lead product candidate... — page 6

6.

May 22, 2006
Page Seven
10.	Comment: Your risk factor discussion appears to disclose multiple risks, including:
•	The risk that you might not obtain FDA approval;

•	The risk that you might not obtain FDA approval for both i) acute sinusitis and ii) either community-acquired pneumonia or acute exacerbation of chronic bronchitis; and

•	Changing regulatory requirements.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Prospectus to divide the first risk factor that was included in the initially-filed Prospectus into three separate risk factors addressing the issues identified in the Staff’s comment.
We have limited manufacturing capabilities and will depend on third parties to manufacture Orapem and future products. If these manufacturers fail to meet our or Forest Laboratories’ requirements and strict regulatory standards, we may be unable to develop or commercialize our products. — Page 10
11.	Comment: In this risk factor you indicate that Nippon soda is your sole supplier of Orapem and will be your and Forest Laboratories’ sole supplier of Orapem for the foreseeable future. However, in the first paragraph under the bullets in the risk factor at the top of page 8 you discuss Forest Laboratories manufacturing relationship with its supplier of Orapem tablets, Tropon GmbH. Please reconcile these statements.

Response: The Company supplementally advises the Staff that it obtains the drug substance, or active pharmaceutical ingredient, faropenem medoxomil, in bulk form from Nippon Soda Co., Ltd. and the finished Orapem tablets for oral administration from Tropon GmbH. These contract manufacturers are the sole manufacturing sources for Orapem. Nippon Soda is obliged to supply all of the Company’s requirements of faropenem medoxomil and the Company and Forest Laboratories are obligated to purchase all faropenem medoxomil requirements from Nippon Soda. Forest Laboratories is in direct contractual privity with Tropon and is contractually bound to purchase all of its tablet requirements from Tropon, subject to certain exceptions. Orapem tablets are the finished product that would be marketed to the medical community, if approved by the FDA, while the drug substance, faropenem medoxomil, must be manufactured by Nippon Soda first and then the drug substance is converted into tablet form by Tropon. To clarify this issue, and consistent with the other portions of the discussion on page 12 of the Prospectus, we have inserted the words “drug substance” after “Orapem” in the sentence referenced in the Staff’s comment above.
Future sales of our common stock in the public market could cause our stock price to fall. — page 24

7.

May 22, 2006
Page Eight
12.	Comment: Currently, the language in this risk factor is excessively legalistic. For example, you refer to “affiliates as defined in Rule 144 under the Securities Act” and “volume limitations under Rule 144 under the Securities Act.” Your readers are not likely to know what these definitions and limitations are. Please replace these statements with brief explanations of what the referenced laws provide for.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Prospectus.
Use of Proceeds — page 28
13.	Comment: Please refer to Item 504 of Regulation S-K. You need to significantly expand the information you have provided to identify the specific research and potential products that you will use the proceeds for. Disclose the specific amounts that you intend to spend on each of the identified uses and how far along the development spectrum that you anticipate the proceeds will enable you to go. Disclose whether material amounts of additional funding will be necessary to achieve the purposes you have identified. If so, disclose the amounts of other funds that will be necessary and the sources you will obtain them from. Also, be more specific about the milestone payments, who they will be made to and when you anticipate making them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 of the Prospectus. The Company supplementally advises the Staff that the actual costs and timing of clinical trials are highly uncertain, subject to risk and may change depending upon a number of factors, including the development strategy pursued by the Company, the results of preclinical studies and earlier clinical trials and available resources. The Company respectfully submits to the Staff that, due to these uncertainties, it is unable to estimate the stage of clinical development for each product candidate it expects to achieve using the proceeds from the offering. In addition, due to the substantial uncertainties associated with obtaining regulatory approval of Orapem and the level of success of any subsequent commercialization activities, the Company is unable to estimate what amounts of additional funds may be necessary to achieve the purposes identified. The Company has added disclosure in this section to address these issues. In addition, the Company notes that it has stated that the net proceeds of the offering will be sufficient to fund operations for at least the next 18 months on pages 17 and 31 of the Prospectus; the Company has further stated on page 17 of the Prospectus that it may need to raise additional capital to complete development and commercialization of its current product candidates.
Management’s Discussion and Analysis of Financial Condition and Results...page 35
Financial Operations Overview, page 36

8.

May 22, 2006
Page Nine
Results of Operations, Page 41
14.	Comment: Please provide qualitative and quantitative disclosures that explain the nature of items included in “other research and development” expenses.

Response: The Company notes the Staff’s comment and has added disclosure on page 47 of the Prospectus to include a discussion of the nature of items included in “other research and development” expenses.

15.	Comment: Where you attribute material fluctuations in your Selling, General and Administrative Expenses to multiple factors, please ensure that you have quantified these factors as required by Financial Reporting Codification Section 501.04.

Response: The Company notes the Staff’s comment and has added disclosure on page 48 of the Prospectus to include a quantification of the material fluctuations in Selling, General and Administrative Expenses.
Business — page 48
16.	Comment: Please revise the discussion of your license agreement with Daiichi Asubio on page 65 to disclose the amounts you have currently paid under the agreement and the aggregate amount of potential future milestone payments.

Response: The disclosure has been revised on page 73 in response to the Staff’s comment.

17.	Comment: Please revise to include a discussion of the material terms of your agreement with GSK. At a minimum, your discussion should include aggregate amounts paid to date, aggregate amount of potential future payments, the existence of royalty provisions, term and termination provisions. Additionally, file this agreement as an exhibit.

Response: The disclosure has been revised on page 69 in response to the Staff’s comment.

The Company acquired certain intellectual property and supporting material relating to the methionyl tRNA synthetase inhibitor research program from Smithkline Beecham plc (“GSK”) pursuant to the Asset Sale and Purchase and Licensing Agreement, dated June 4, 2003, between GSK and the Company (the “GSK Agreement”), in exchange for the issuance of 4,000,000 shares of the Company’s Series B convertible preferred stock at a deemed aggregate fair value of $5.0 million. This transaction is described at page 41 of the Prospectus. The transfer of the assets and payment in consideration thereof was fully performed as of the closing of the acquisition in June 2003. The licenses granted as part of the methionyl tRNA synthetase inhibitor program assets are fully-paid, royalty-free,

9.

May 22, 2006
Page Ten
perpetual and irrevocable worldwide licenses and involve only certain ancillary protocols for use in the research program. This transaction is different from a typical in-license of material intellectual property underlying a product candidate of a biotechnology company, which would consist of ongoing financial and operational obligations such as royalty obligations and obligations to be diligent in development and commercialization efforts for the licensed technology. Here, the Company owns the underlying technology assets outright as a result of the transaction and has no continuing operational covenants or obligations as it has full control and discretion over continuing development efforts for the technology it now owns outright. In addition, this agreement does not contain the typical milestone or royalty type financial obligations typically found in a biotechnology in-license agreement. Rather, the only other obligation the Company has under the agreement is to make a one-time $1.5 million payment to GSK upon the filing of an investigational new drug application for REP8839. Because this program was in pre-clinical development at the time it was acquired by the Company, the Company accounted for the acquisition as acquired in-process research and development and it was reflected as a research and development expense incurred in 2003.
For these reasons, the Company believes that the GSK Agreement is not material to its current business for purposes of Items 601(b)(2) or 601(b)(10) of Regulation S-K. Future collaboration or license agreements for the further development and/or commercialization of the Company’s product candidate REP8839, if and when entered into, may rise to this level of materiality. However, the Company respectfully submits that the asset acquisition agreement under which the Company originally acquired full ownership of the underlying technology for such product candidate approximately three years ago does not currently represent a material contract with respect to the Company’s ongoing business as currently conducted or as contemplated to be conducted.
Further, the Company submits that the general description of this transaction in the Prospectus is provided not because the Company believes the agreement is material, but rather in the interest of full disclosure so that investors are aware of the origin of the technology underlying the Company’s product candidate, REP8839, and to provide background with respect to certain of the Company’s research and development expenses incurred for past periods discussed in the Prospectus.
Principal Stockholders — page 90
18.	Comment: For each non-natural person listed in the table, please provide the name of the natural person(s) possessing voting and investment authority over the securities.

Response: The footnotes to the principal stockholders table have been revised on pages 100 and 101 in response to the Staff’s comment.
Financial Statements, page F-1

10.

May 22, 2006
Page Eleven
19.	Comment: Pro forma loss per share giving effect to conversion of the preferred stock should be presented on the face of the statement of operations and explained in the notes.

Response: In response to the Staff’s comment, the Company has included pro forma net loss per share and pro forma weighted average shares outstanding within its statement of operations and explained these calculations within footnote 1(m) on pages F-17-F18.
Balance Sheets, page F-3
20.	Comment: Please ensure that you have disclosed the liquidation preference, rather than the liquidation value, for all periods presented here. Refer to paragraph 6 of SFAS 129.

Response: In response to the Staff’s comment, the Company has changed the term “liquidation value” to “liquidation preference” in its balance sheets. The value reported represents liquidation preference as per paragraph 6 of SFAS 129.
Notes to Financial statements page F-10
(o) Revenue Recognition, page F-14
21.	Comment: Please tell us why you account for the expense reimbursements under the collaboration and commercialization agreements differently from those received from the government.

Response: The Company has established its revenue recognition policy for reporting amounts reimbursed under its commercial collaboration and commercialization agreement as revenue because it believes that this presentation is appropriate under the guidelines established by EITF Issue 99-19, Reporting Revenue Gross as Principal Versus Net as an Agent. Further, the Company anticipates reporting amounts generated under its collaboration and commercialization agreement with Forest Laboratories for upfront and milestone payments and royalties as revenue for an estimated period of 13.5 years. These activities represent the Company’s primary future business operations and are the focus of the Company’s strategic and operational efforts.

In contrast, the Company was not and is not in the business of seeking research and development grants from government or other sources. The primary motivation for the Company in entering into the government grant arrangements in the past was to receive reimbursement for research and development activities that it was conducting regardless of the receipt of the grant and thereby reduce the cost of its own research and development activities. Accordingly, the Company believes it is appropriate to report these amounts as a reduction to research and development expense. The Company believes that the distinction is consistent with Concepts Statement No. 6, paragraph 78, which states that “revenues are inflows...from delivering or producing goods, rendering

11.

May 22, 2006
Page Twelve
services or other activities that constitute the entity’s ongoing major or central operations.” In response to the Staff’s comment, the Company has added disclosure within footnote 1(o).
(5) Related-Party Transaction, page F-19
(a) Clinical Trials Service Agreement with Quintiles, Inc., page F-19
22.	Comment: Please disclose the duration and the fee structure of the service agreement.

Response: In response to the Staff’s comment, the Company has expanded its disclosure within footnote 5(a) to incorporate the duration and fee structure of its service agreement with Quintiles, Inc.
(6) Commitments, and contingencies, page F-19
23.	Comment: Where applicable, please revise your disclosures here to provide the following:
•	The description of “certain” terminating circumstances that you would be liable to make payment/reimburse engineering costs, and the maximum amount of such liability;

•	The amount of the annual minimum purchase commitments;

•	The time period within which you would have to fully launch commercially, before having to compensate for delays;

•	Where Forest Laboratories are referenced to being responsible for bearing some costs under these agreements, clarify whether they become primarily liable or they are only responsible for reimbursing some of the costs incurred by you;

•	Clarify what you mean by “fifty percent of these minimum purchase commitments, if applicable, are creditable against future drug product purchases;”

•	The minimum amount of adult oral Orapem tablets to be purchased from Tropon.
In addition, please consider disclosing your minimum obligations from these agreements within the contractual obligations table under the Management’s Discussions and Analysis. It would appear that the timing of the minimum purchase obligations or the delay compensations may be reasonably estimated. To the extent that the actual obligation may vary from the estimate should be discussed in a footnote to the table.
Response: In response to the Staff’s comment, the Company has revised its commitment and contingencies footnote to provide for expanded discussions as identified in the Staff’s comment.

12.

May 22, 2006
Page Thirteen
In response to the Staff’s comment, the Company has included, immediately below the contractual obligations table in the Management’s Discussions and Analysis section on pages 53-54 of the Prospectus, supplemental discussion of its contingent obligations to Tropon and Nippon Soda. The Company considered whether the obligations associated with its supplier relationships should be disclosed within the contractual obligations table. However, the Company respectfully submits that, given the contingent nature of such obligations and considering Forest Laboratories’ role in such arrangements, these obligations are not fixed and the minimum obligation is actually zero. Therefore, these obligations do not fall within the meaning of Item 303(a)(ii)(D) of Regulation S-K. Beginning in 2006, the Company is obligated to make minimum purchases of Tropon’s product of €2.3 million (approximately $2.8 million as of March 31, 2006) annually. If in any year the Company has not satisfied its minimum purchase commitments, the Company is required to pay Tropon the shortfall amount. Fifty percent (50%) of the short fall amount, if applicable, may be credited against future drug product purchases. If the agreement is terminated, under certain circumstances the Company may be obligated to pay up to €1.7 million (approximately $2.1 million as of March 31, 2006) in facility decontamination costs. However, when the agreement was amended in March 2006, the Company’s obligations with respect to all purchase commitments and facility decontamination costs were suspended and deemed satisfied by Forest Laboratories pursuant to an agreement between Tropon and Forest Laboratories. Under the Company’s agreement with Forest Laboratories, the Company only remains responsible for any shortfall in the minimum purchase commitments in 2006 that may not be credited against future drug product purchases (i.e. 50% of any shortfall). Therefore, the Company’s obligations with respect to minimum purchase commitments to Tropon are relevant only in 2006 and could be as little as zero or as much as $1.4 million, depending upon whether, and for how much, Forest Laboratories submits a purchase order to Tropon in 2006. As of the date of this letter, the Company does not believe that it is probable that any payment will be required.
Under the Company’s supply agreement with Nippon Soda, the Company is obligated to make certain annual minimum purchase commitments only after the time of full commercial launch of Orapem. Therefore, these payments are not included in the contractual obligations table itself since the timing of product launch is unknown. However, the Company has included supplemental discussion of these commitments immediately following the table. Delay compensation payments that may become payable to Nippon Soda if the full commercial launch is delayed are contingent liabilities that do not fall within the categories of contractual obligations contemplated by Item 303(a)(5) of Regulation S-K and are not reflected in the Company’s balance sheet under generally accepted accounting principles. However, the Company has included discussion of these delay payments immediately following the contractual obligations table.

13.

May 22, 2006
Page Fourteen
The Company has also included expanded discussion of the various milestones that would cause the Company to incur obligations to Daiichi Asubio and GSK under the relevant agreements. The Company has also included disclosure explaining why it is unable to estimate the timing of certain milestone and royalty payments.
(7) Preferred Stock, page F-21
(e) Redeemable Convertible Preferred Stock Warrants, page F-22
24.	Comment: Please tell us whether you have considered the convertible feature of the preferred stocks, into which the warrants are exercisable, when determining the warrants to be a liability under SFAS 150. Further, please tell us how you have considered EITF 00-19.

Response: In formulating our conclusion that the warrants are a liability under SFAS 150, the Company determined that these free standing financial instruments contain both a call feature and, by the nature of the redeemable feature of the preferred stock into which the warrants are exercisable, a put feature. The holders of the warrants have the right to exercise and receive shares of our preferred stock which is redeemable or convertible into shares of our common stock. Liability classification of the warrants is required by the FASB Staff Position (FSP) 150-5 because the holder of the warrant, under the terms of the underlying preferred stock, is able to put the preferred stock back to the Company under the redemption feature. The Company understands that paragraph 11 of Statement 150 applies to freestanding financial instruments that, at inception, may require the issuer to repurchase the Company’s equity shares by transferring assets. Based on FSP 150-5, the Company further understands that financial instruments on shares that are redeemable are subject to the requirements of Statement 150, regardless of the timing of the redemption feature or the redemption price. The Company believes that its warrants are within the scope of paragraph 11 of Statement 150 and as such, not subject to the provisions of EITF 00-19.
(9) Stock Options and Employee Benefits, page F-25
25.	Comment: Please disclose the “certain conditions” which would release the restrictions on early exercised shares and tell us the accounting impact of such release. In addition, as it appears that some options are eligible for early exercise, please disclose such number of shares for each of the periods presented here.

Response: In response to the Staff’s comment, the Company has expanded its disclosures to include a description of the conditions that would accelerate vesting of the options described at (9) Stock Options and Employee Benefits. The Company believes that the fulfillment of a performance condition which, in this case, would cause vesting to accelerate in accordance with the original terms of the grant does not constitute a

14.

May 22, 2006
Page Fifteen
modification under APB No. 25 or Statement 123(R). The Company also notes that the options vest over time regardless of the achievement of the conditions. The Company therefore has accounted for these options under APB No. 25. The Company has adopted FAS 123(R) on a prospective basis effective January 1, 2006.
In addition, the Company has expanded its disclosure at (9) to include those shares subject to early exercise included in the tables of outstanding stock options at each of December 31, 2003, 2004 and 2005.
26.	Comment: Provide us with any objective evidence which you relied upon as support for your determination of the fair value of the underlying common stock at each grant or issue date through the date of your response. Highlight transactions with unrelated parties, if any, believed by management to be particularly evident of the fair value of common stock. Disclose whether the valuation was contemporaneous or retrospective and if the valuation specialist was a related party. If a contemporaneous valuation was not obtained provide the disclosures required by paragraph 182 of AICPA Practice Aid on Valuation of Privately-Held-Company Equity Securities. Also, progressively bridge your fair market value per share determinations in calendar year 2005 to the current estimated IPO price per share. Explain the timing and effect of significant events such as the successful completion of Phase III trials and the submission on an NDA. Tell us when discussions were initiated with your underwriters. If you do not have an estimated offering price in your next filing we will defer evaluation of stock-based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Response: Confidential treatment is requested for the Company’s response to the Staff’s comment 26, which is contained entirely in the memorandum attached as Appendix A to this letter.
Exhibits
27.	Comment: We note that a number of exhibits, including the opinion of counsel, have not yet been filed. Please include them in your first pre-effective amendment in order to ensure that we have adequate time to review them prior to any request for acceleration of effectiveness of the registration statement.

Response: The Company respectfully acknowledges the Staff’s comment and has filed certain exhibits previously omitted. However, certain additional exhibits, including the opinion of counsel, will be filed as soon as they become available with an appropriate amendment. The Company understands that the Staff will need sufficient time to process the amendment once the Company has included this information in the Registration Statement.

15.

May 22, 2006
Page Sixteen
* * *
     In light of the Company’s planned roadshow and current market conditions, we and the underwriters currently anticipate requesting acceleration of the effectiveness of the Registration Statement during the week of June 19, 2006. We appreciate your responsiveness and assistance with this Registration Statement.
     Please do not hesitate to call me at 720-566-4022 if you have any questions or would like additional information regarding these matters.
Sincerely,
/s/ Laura M. Medina
Laura M. Medina, Esq.

cc:	Mary K. Fraser, Securities and Exchange Commission
Kenneth J. Collins, Replidyne, Inc.
Mark L. Smith, Replidyne, Inc.
James C.T. Linfield, Esq., Cooley Godward llp
David J. Segre, Esq., Wilson Sonsini Goodrich & Rosati

16.

APPENDIX A
MEMORANDUM

TO:	Securities and Exchange Commission
FROM:	Mark Smith, Chief Financial Officer
DATE:	May 22, 2006
RE:	Valuation of Common Stock of Replidyne, Inc.

26. Comment: Provide us with any objective evidence which you relied upon as support for your determination of the fair value of the underlying common stock at each grant or issue date through the date of your response. Highlight transactions with unrelated parties, if any, believed by management to be particularly evident of the fair value of common stock. Disclose whether the valuation was contemporaneous or retrospective and if the valuation specialist was a related party. If a contemporaneous valuation was not obtained provide the disclosures required by paragraph 182 of AICPA Practice Aid on Valuation of Privately-Held-Company Equity Securities. Also, progressively bridge your fair market value per share determinations in calendar year 2005 to the current estimated IPO price per share. Explain the timing and effect of significant events such as the successful completion of Phase III trials and the submission on an NDA. Tell us when discussions were initiated with your underwriters. If you do not have an estimated offering price in your next filing we will defer evaluation of stock-based compensation until your estimated offering price is specified. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.
[*]
252262 v6/CO
1.
     * RDYN000-1: Confidential Treatment Request by Replidyne, Inc. in connection with the Registration Statement on Form S-1 (File No. 333-133021)